UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 26, 2026

Park View OZ REIT, Inc

(Exact name of issuer as specified in its charter)

Maryland	85-1631598
State or other jurisdiction of incorporation or organization	(IRS Employer Identification Number)

One Beacon Street, 32nd Floor, Boston, Massachusetts 02108

(Full mailing Address of principal Executive Office)

617-971-8807

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events.

On May 26, 2026, Park View OZ REIT, Inc (OTC: PVOZ) (the “Company”), sent out a corporate update to its stockholders. A copy of the investor letter is attached hereto as Exhibit 99.1.

Exhibit Index

99.1	Letter to stockholders dated May 26, 2026

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park View OZ REIT Inc

By:	/s/ Michael Kelley
Michael Kelley, CEO

Date:	May 26, 2026